SUB-ITEM 77C

JULIUS BAER INVESTMENT FUNDS

Special Meetings of Shareholders

The continuation of a special meeting of Shareholders of the Julius Baer International Equity Fund (the “Fund”), a series of Julius Baer Investment Funds, was held on June 1, 2007.  At the meeting, 268,987,153.21 shares (52.62% of the record date shares) were represented.  Shareholders of the Fund voted the following proposals:

Proposal I: The modification of the fundamental investment restriction of the Fund related to the purchase or sale of real estate, real estate investment trust securities, commodities or commodity contracts, or investment in real estate limited partnerships, oil, gas or mineral exploration or development programs or oil, gas or mineral leases.

Affirmative	Against	Abstain
248,913,767.56	16,262,711.07	3,810,674.58

Proposal II: The modification of the fundamental investment restriction of the Fund related to the purchase, writing or sale of puts, calls, straddles, spreads or combinations thereof.

Affirmative	Against	Abstain
246,516,125.46	18,393,729.08	4,077,298.67